UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

April 4, 2003

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

MTS ACQUIRES A CONTROLLING STAKE IN TAIF-TELKOM

Kazan, Moscow, Russian Federation — April 2, 2003 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Central and Eastern Europe, today announces that it has signed agreements to acquire a controlling stake in TAIF-TELKOM OJSC.

MTS has signed agreements to acquire a controlling stake in TAIF-TELKOM, the largest cellular operator in Tatarstan from the existing shareholders of the company.  In accordance with the agreements, MTS acquires 51% of common shares of TAIF-TELKOM for $51 million and 50% of preferred shares of TAIF-TELKOM for $10 mln.

In addition, MTS has signed call and put option agreements with the existing shareholders of TAIF-TELKOM to acquire the remaining shares of the company.

The exercise period of the call options for common shares is 48 months from the date of acquisition of a 51% stake in TAIF-TELKOM and the put options for common shares are exercisable for 36 months from the date falling 18 months after the date of acquisition of the first stake in TAIF-TELKOM by MTS. A minimum price of the call and put options for the company’s common shares is $49 mln plus 8% per annum starting from the moment of acquisition of the first stake of TAIF-TELKOM by MTS.

The exercise period of the call options for preferred shares is  48 months from the date falling  24 months after the date of acquisition of a 51% of TAIF-TELKOM and the put options for preferred shares are exercisable for 24 months from the date falling 24 months after the date of acquisition of the first stake in TAIF-TELKOM by MTS. A minimum price of the call and the put options for the company’s preferred shares is $10 mln plus 8% per annum starting from the moment of acquisition of the first stake of TAIF-TELKOM by MTS

If all options are exercised, MTS’ share in TAIF-TELKOM will increase to 100%.

TAIF-TELKOM provides mobile services in the GSM 900/1800 standard in the Republic of Tatarstan in the Volga region of Russia with a population of approximately 3.8 mln.  Mobile penetration in Tatarstan is estimated at 13%, according to independent agency AC&M-Consulting. MTS has no licenses to provide services in the region.  TAIF-TELKOM operates under “Santel” brand and has a subscriber base of approximately 240,000 people, which translates to 53% of all mobile users in the region or 76% GSM users according to independent agency AC&M-Consulting. At present, the company operates 221 base stations and switching centers with a capacity of 400,000 subscribers. The company’s network covers over 98% of the population of Tatarstan.

Revenues of TAIF-TELKOM in 2002 according to Russian Accounting Standards increased by 45% compared to 2001 and were $36.6 mln.(1) Operating income in 2002 increased by 31% compared to 2001 amounting $17.7 mln.(2) The company’s net income in 2002 was $13 mln. The company’s net debt was $19.7 mln as of 31 December 2002.

(1)   Recalculation of TAIF-TELKOM’s financials from Roubles into US Dollars was done on the basis of average annual exchange rates of 31.4 and 29.2 Rouble per US Dollar for 2002 and 2001, accordingly.

(2)   Depreciation charges of TAIF-TELKOM were $4.4 mln and $1.8 mln in 2002 and 2001, accordingly

Commenting on the acquisition of TAIF-TELKOM, Mikhail Smirnov, President of MTS said: «MTS continues to pursue its strategy of developing business through expansion into the Russian regions. We are acquiring a successful and profitable company, one of the top ten Russian cellular operators and strengthening our position in the Volga region».

The acquisition of TAIF-TELKOM will further increase the total number of MTS subscribers to 9.6 mln, and its license portfolio to 169.2 mln people (110.2 mln live in 58 regions of Russia).

Completion of the transaction is subject to a number of conditions. No assurance can be given that the transactions noted above will be completed on the terms and conditions described, or at all.

***

Mobile TeleSystems OJSC (or “MTS”) is the largest cellular operator in Russia, and Central and Eastern Europe. Together with its subsidiaries, the company serves over 9.6 million subscribers. MTS and its subsidiaries are licensed to provide GSM services in 58 regions of Russia, in Belarus and Ukraine with a total population of approximately 169.2 million. MTS currently operates a service in 48 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Urals, Siberia and Far-Eastern federal districts of the Russian Federation. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F, as amended. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

For further information contact:

Mobile TeleSystems, Moscow
Investor Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company, London
Halldor Larusson / Yolande Stratford	tel: +44 (0) 20 7554 1400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Mikhail Smirnov
		Name:	Mikhail Smirnov
		Title:	President

Date: April 4, 2003